Mail Stop 3233
                                                           September 5, 2018



Via E-mail
Christopher C. Lau
Chief Financial Officer
American Homes 4 Rent
30601 Agoura Road, Suite 200
Agoura Hills, CA 91301

       Re: American Homes 4 Rent and American Homes 4 Rent, L.P. Form 10-K for the year ended December 31, 2017
                Filed February 23, 2018
                File Nos. 1-36013 and 333-221878-02

Dear Mr. Lau:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.


Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 42
   1. We note your discussion of changes in core revenues and core property operating expenses, which appear to be non-GAAP measures. Please expand your disclosure in future filings to include a discussion of changes in revenues, property operating expenses and property management expenses as presented in your consolidated statements of operations.
 Christopher C. Lau
American Homes 4 Rent
September 5, 2018
Page 2

Contractual Obligations, page 55
   2. It does not appear that you have included interest payments in your contractual obligations table. Please confirm that you will disclose the amount of interest related to your debt in future filings. Please refer to footnote 46 in our Release 33-8350.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295
with any questions.


                                                            Sincerely,

                                                            /s/ Jennifer Monick

                                                            Jennifer Monick
                                                            Assistant Chief
Accountant
                                                            Office of Real
Estate
                                                            & Commodities